Exhibit 99.2

Apricus Biosciences, Inc. and Subsidiaries
Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Explanatory Note

On March 8, Apricus Biosciences, Inc. filed a Current Report on Form 8-K (the "Original Form 8-K") to report, among other things, Apricus Biosciences, Inc., NexMed (U.S.A.), Inc., NexMed Holdings, Inc. and NexMed International Limited (collectively, the “Company”) entry into an asset purchase agreement, dated March 8, 2017 (the “Ferring Asset Purchase Agreement”) with Ferring International Center S.A. (“Ferring”), pursuant to which, and on the terms and subject to the conditions thereof, among other things, the Company agreed to sell to Ferring the Company’s assets and rights (the “Purchased Assets”) related to the business of developing, marketing, distributing, and commercializing, outside the United States, the Company’s products currently marketed or in development, intended for the topical treatment of sexual dysfunction (the “Product Business”), including products sold under the name Vitaros (the “Products”). The Purchased Assets include, among other things, certain pending and registered patents and trademarks, contracts, manufacturing equipment and regulatory approvals relating to the Products outside of the United States. The Original Form 8-K also reported that the Company and Ferring closed the transactions on March 8, 2017 (the “Closing”). The Original Form 8-K is amended by filing this Exhibit 99.2 and incorporated therein by reference.

As a closing condition of the Ferring Asset Purchase Agreement, the Company was required to unencumber the purchased assets and therefore, used approximately $6.6 million of the proceeds from the sale to repay all outstanding amounts due and owed under its Loan and Security Agreement ("Credit Facility") with Oxford Finance, LLC ("Oxford") and Silicon Valley Bank ("SVB") (Oxford and SVB are referred to together as the "Lenders"). Accordingly, the repayment of the Credit Facility is also given pro forma effect in the accompanying pro forma condensed consolidated financial information.

As a result of this transaction, effective in the first quarter of 2017, the Company will classify its results of operations for all periods presented to reflect the Product Business as a discontinued operation. The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2016 and 2015 are presented as if the Ferring Asset Purchase Agreement had occurred as of January 1, 2015. The unaudited pro forma condensed consolidated balance sheet as of December 31, 2016 is presented as if the sales transaction had occurred as of December 31, 2016. The pro forma condensed consolidated financial statements and the notes thereto should be read in conjunction with the Company's historical consolidated financial statements in its Annual Report on Form 10-K filed herein.

The unaudited pro forma condensed consolidated financial information has been prepared based upon available information and management estimates; actual amounts may differ from these estimated amounts. The unaudited pro forma condensed consolidated financial information is not necessarily indicative of the financial position or results of operations that might have occurred had the Asset Purchase Agreement occurred as of the dates stated above or for any period following the sale of the Product Business. The pro forma adjustments are described in the notes and the unaudited pro forma condensed consolidated financial information should be read in conjunction with the related notes.

Exhibit 99.2

Apricus Biosciences, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statements of Operations
For The Fiscal Year Ended December 31, 2016
(In thousands, except per share data)

		Pro Forma Adjustments
	As Previously Reported	Activity of Discontinued Operation (1)	Other Adjustments (2)	Pro Forma Statement of Operations for Continuing Operations
License fee revenue	$4,000	$(3,950)	$—	$50
Royalty revenue	1,088	(1,088)	—	—
Product sales	675	(675)	—	—
Total revenue	5,763	(5,713)	—	50
Cost of goods sold	511	(511)	—	—
Cost of Sandoz rights	3,380	(3,380)	—	—
Gross profit	1,872	(1,822)	—	50
Operating expense				—
Research and development	6,831	—	—	6,831
General and administrative	8,434	—	—	8,434
Loss on disposal of assets	14	—	—	14
Total operating expense	15,279	—	—	15,279
Loss before other expense	(13,407)	(1,822)	—	(15,229)
Other income (expense)				—
Interest income (expense), net	(1,022)	40	988	6
Change in fair value of warrant liabilities	7,479	—	—	7,479
Other financing expenses	(461)	—	—	(461)
Other expense, net	(22)	—	—	(22)
Total other income	5,974	40	988	7,002
Net loss	$(7,433)	$(1,782)	$988	$(8,227)
Basic and diluted loss per common share	$(1.14)			$(1.26)
Weighted average common shares outstanding used for basic and diluted loss per share	6,516,662			6,516,662

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Exhibit 99.2

Apricus Biosciences, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statements of Operations
For The Fiscal Year Ended December 31, 2015
(In thousands, except per share data)

		Pro Forma Adjustments
	As Previously Reported	Activity of Discontinued Operation (1)	Other Adjustments (2)	Pro Forma Statement of Operations for Continuing Operations
License fee revenue	$3,600	$(3,600)	$—	$—
Royalty revenue	650	(650)	—	—
Product sales	589	(589)	—	—
Total revenue	4,839	(4,839)	—	—
Cost of goods sold	922	(922)	—	—
Gross profit	3,917	(3,917)	—	—
Operating expense				—
Research and development	14,649	—	—	14,649
General and administrative	10,516	—	—	10,516
Loss on disposal of assets	102	—	—	102
Total operating expense	25,267	—	—	25,267
Loss before other expense	(21,350)	(3,917)	—	(25,267)
Other income (expense)				—
Interest expense, net	(895)	—	827	(68)
Change in fair value of warrant liabilities	3,236	—	—	3,236
Other expense, net	(14)	—	—	(14)
Total other income	2,327	—	827	3,154
Net loss	$(19,023)	$(3,917)	$827	$(22,113)
Basic and diluted loss per common share	$(3.83)			$(4.45)
Weighted average common shares outstanding used for basic and diluted loss per share	4,972,858			4,972,858

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Exhibit 99.2

Apricus Biosciences, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Balance Sheet
December 31, 2016
(In thousands)

		Pro Forma Adjustments
	As Previously Reported	Activity of Discontinued Operations (3)	Other Adjustments (2)	Pro Forma Balance Sheet

Assets
Cash	$2,087	$11,500	$(6,650)	$6,937
Accounts receivable	530	—	—	530
Inventories	764	(764)	—	—
Prepaid expenses and other current assets	253	—	—	253
Total current assets	3,634	10,736	(6,650)	7,720
Property and equipment, net	1,006	(842)	—	164
Other long term assets	60	—	—	60
Total assets	$4,700	$9,894	$(6,650)	$7,944

Liabilities and stockholders’ deficit
Current liabilities
Note payable, net	$6,650	$—	$(6,650)	$—
Accounts payable	960	—	—	960
Accrued expenses	3,070	(1,170)	43	1,943
Accrued compensation	614	—	—	614
Total current liabilities	11,294	(1,170)	(6,607)	3,517
Warrant liabilities	846	—	—	846
Other long term liabilities	76	—	—	76
Total liabilities	12,216	(1,170)	(6,607)	4,439

Commitments and contingencies
Stockholders’ equity (deficit)
Common stock	8	—	—	8
Additional paid-in-capital	308,784	—	—	308,784
Accumulated deficit	(316,308)	11,064	(43)	(305,287)
Total stockholders’ equity (deficit)	(7,516)	11,064	(43)	3,505
Total liabilities and stockholders’ equity (deficit)	$4,700	$9,894	$(6,650)	$7,944

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Exhibit 99.2

Apricus Biosciences, Inc. and Subsidiaries
Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Note 1. Basis of Presentation

The accompanying unaudited pro forma condensed consolidated financial statements give effect to the pro forma adjustments necessary to reflect the sale of the Product Business in exchange for $11.5 million and repayment of the Credit Facility with the Lenders as if they had occurred as of January 1, 2015 in the pro forma condensed consolidated statements of operations for the years ended December 31, 2016 and 2015, and as of December 31, 2016 in the pro forma condensed consolidated balance sheet. The Company is eligible to receive up to an additional $0.7 million for the value of inventory related to the Purchased Assets, subject to certain customary adjustments and limitations. Additionally, the Company is eligible to receive two additional quarterly payments totaling $0.5 million for transition services, subject to certain limitations. These amounts to be received are not reflected in the pro forma condensed consolidated financial statements because the payments have not been made and are contingent upon certain conditions being met. Beginning in the first quarter of 2017, the Company will classify its results of operations for all periods presented to reflect the Product Business as a discontinued operation.

Note 2. Pro Forma Adjustments

The unaudited pro forma condensed consolidated statements of earnings and balance sheet reflect the effect of the following pro forma adjustments:

(1) Reduction of revenue and expenses as a result of the sale of the Product Business to Ferring in the Ferring Asset Purchase Agreement. These amounts do not consider an allocation of general corporate overhead costs not specifically related to the Product Business and therefore, selling, general and administrative expenses do not reflect any potential reductions in corporate costs in response to this change in the Company.

The Company is also eligible to receive up to $0.5 million in payments related to transition services, subject to certain limitations. This activity is nonrecurring and has not been adjusted within the pro forma condensed consolidated statements of earnings.

(2) Other Adjustments. Other Adjustments reflect the payoff of the Credit Facility and elimination of the related interest expense.

(3) The elimination of assets and liabilities associated with the Product Business included in the Company’s historical condensed consolidated financial statements subject to the terms of the sales transaction. The increase in cash of $11.5 million represents the proceeds received from Ferring upon closing of the Ferring Asset Purchase Agreement for the Purchased Assets, which includes, among other things, certain pending and registered patents and trademarks, contracts, manufacturing equipment and regulatory approvals relating to the Products outside of the United States. The Company is also eligible to receive up to $0.7 million for the delivery of certain product-related inventory, which is not reflected in the cash proceeds above.  The accounting for the gain on sale of the Product Business has not been finalized, as the estimated gain does not reflect final net income tax liability relating to the transaction, and other adjustments, as necessary, to account for the other concurrent transactions. The $11.1 million gain reflected in the unaudited pro forma condensed consolidated balance sheet is based on the Company's effective tax rate (0%) and assumes the Company's net operating losses will be utilized. However, utilization of the loss carryforwards may be subject to a substantial annual limitation due to ownership change limitations that may have occurred as required under Internal Revenue Code Section 382 as well as similar state and foreign provisions. Accordingly, these ownership changes may limit the amount of loss carryforwards that can be utilized to offset the taxable gain and the actual gain on sale may be less.